Exhibit 3.2

PROVECTUS BIOPHARMACEUTICALS, INC.

FIRST AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C CONVERTIBLE

PREFERRED STOCK

FIRST AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C CONVERTIBLE PREFERRED STOCK (this “Amendment”) by Provectus Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), is made and entered into as of February 3, 2017 (the “Effective Date”).

WHEREAS, the Company entered into that certain Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Certificate of Designation”) as of January 30, 2017;

WHEREAS, the board of directors of the Company has determined it to be in the best interests of the Company to amend the Certificate of Designation to reflect modifications to the terms and conditions of the payment of royalties to holders of Series C Preferred Stock of the Company; and

WHEREAS, capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Certificate of Designation.

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby affirmed, the party hereto agrees to the following:

1.    Amendment to Definition Section. Section 1 of the Certificate of Designation is hereby be amended by inserting the following after the term “Liquidation Payments” and before the term “Net Licensing Proceeds”:

“Maximum Payment Amount” shall have the meaning set forth in Section 8(a).

2.    Amendment to Royalty Payment Structure. Section 8(a) of the Certificate of Designation is hereby deleted in its entirety and replaced with the following:

(a)    Royalties. The Holders shall be entitled to receive from the Corporation, in the aggregate, (i) a royalty payment equal to a percentage (the “Applicable Percentage,” as set forth in the table below) of any Net Licensing Proceeds or any Net Sales from the Products (for all indications of such Products), if and when the Corporation enters into one or more licensing agreements for the Products, net of predetermined operating expenses (the “Royalty Payments”); (ii) the Applicable Percentage of the total consideration receivable as a result of (x) a Fundamental Transaction or (y) any sale, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of any Intellectual Property relating to the Products (the “Transaction Payments”); and (iii) the Applicable Percentage of any amounts distributed to the Corporation’s stockholders in connection with the Liquidation of the Corporation (the “Liquidation Payments”); provided, however, that Holders of Series C Preferred Stock shall be entitled to receive Royalty Payments, Transaction Payments and Liquidation Payments, if any, only until the Corporation has paid Royalty Payments, Transaction Payments and Liquidation Payments, in the aggregate, equal to ten times the net offering proceeds received by the Corporation in the offering of Series C Preferred Stock (after deducting Dealer-Manager fees and expenses and other expenses associated with the offering of the Series C Preferred Stock) (the “Maximum Payment Amount”), at which time all remaining outstanding shares of Series C Preferred Stock will convert into shares of Common Stock in accordance with Section 6 hereof. Upon conversion of any shares of Series C Preferred Stock to Common Stock prior to the payment of the Maximum Payment Amount in full, the Holder of such Conversion Shares shall no longer be entitled to receive any Royalty Payments, Transaction Payments or Liquidation Payments for such Conversion Shares and the Maximum Payment Amount will be reduced by the maximum amount of any remaining Royalty Payments, Transaction Payments and Liquidation Payments, if any, that the Holder of the Conversion Shares would have been entitled to receive had such Holder not converted such shares of Series C Preferred Stock. The Applicable Percentage is to be determined based on the gross proceeds received by the Corporation in the offering of Series C Preferred Stock (without deducting Dealer-Manager fees and expenses and other expenses of the offering) as follows:

Gross Proceeds Received by the Company	Applicable Percentage
$10 million or less	10%
More than $10 million to $20 million	20%
More than $20 million	30%

3.    No Further Amendment; Controlling Instrument. Except as provided herein, the Certificate of Designation shall remain in full force and effect and without other changes. In the event of a conflict between the terms of this Amendment and the Certificate of Designation, this Amendment shall control.

4.    Agreement. From and after the date of this Amendment, any and all terms referring to the Certificate of Designation shall mean the Certificate of Designation as amended by this Amendment.

5.    Binding Effect. This Amendment shall be binding upon the Company, its respective successors, and assigns.

[Signature page immediately follows.]

IN WITNESS WHEREOF, the undersigned has executed and delivered this Amendment as of the Effective Date.

PROVECTUS BIOPHARMACEUTICALS, INC.

/s/ Timothy C. Scott, Ph.D.
Timothy C. Scott, Ph.D.
President

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